EX-FILING FEES

The prospectus to which this Exhibit is attached is a final prospectus for the related offerings. The combined maximum aggregate offering price for the offerings is $6,559,440 (comprised of (i) $1,514,860 maximum aggregate offering price with respect to notes linked to the common stock of Amazon.com, Inc., (ii) $2,014,860 maximum aggregate offering price with respect to notes linked to the common stock of Dow Inc., (iii) $1,514,860 maximum aggregate offering price with respect to notes linked to the common stock of GE Vernova Inc. and (iv) $1,514,860 maximum aggregate offering price with respect to notes linked to the Class B common stock of United Parcel Service, Inc.).